September 21, 2017

Exela Technologies, Inc.
Registration Statement on Form S-3
Originally Filed July 27, 2017

Amended September 6, 2017
File No. 333-219494

Dear Ms. Ransom:

We refer to the letter dated September 18, 2017 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to Exela Technologies, Inc., a Delaware corporation (the “Company”), setting forth the comments of the staff of the Commission (the “Staff”) with respect to the Company’s Registration Statement on Form S-3, File No. 333-219494, filed on July 27, 2017, as amended by Amendment No. 1 to Registration Statement on Form S-3, filed on September 18, 2017 (collectively, the “Registration Statement”). Set forth below in bold font are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto.

General

1.                                      We note your disclosure that, pursuant to this registration statement, you will offer and sell from time to time up to 146,665,927 shares of your common stock, which includes up to 139,092,623 shares of your common stock and 7,573,306 shares of your common stock issuable upon the conversion of Series A Perpetual Convertible Preferred Stock. There is a discrepancy between the total number of shares you intend to offer (as disclosed throughout the registration statement, including in the fee table, on the prospectus cover page, and in the legal opinion), and the sum of the shares of common stock and the shares of convertible common stock included in the offering. Please revise your registration statement and your legal opinion for accuracy and consistency.

In response to the Staff’s comment, the Company has revised the total number of shares throughout the Registration Statement (including in the fee table) and in the legal opinion to match the sum of the common stock and the shares of convertible stock.

Incorporation of Certain Information by Reference, page i

2.                                      Please amend your registration statement to incorporate by reference your Form 8-K filed September 13, 2017. Refer to Item 12(a) of Part I of Form S-3 and Securities Act Forms Compliance and Disclosure Interpretations Question 123.05, available on our website at https://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

In response to the Staff’s comment, the Company has amended the Registration Statement to incorporate by reference our Form 8-K filed September 13, 2017.

Please contact me at (203) 487-5402 with any questions regarding the above response.

Very truly yours,

/s/ Theresa Mohan
By: Theresa Mohan
Title: General Counsel, Americas and Secretary

Mara L. Ransom
Assistant Director

Office of Consumer Products
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Copy to: Katherine Bagley
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Lilyanna Peyser
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Jim Reynolds, Chief Financial Officer
Exela Technologies, Inc.
2701 E. Grauwyler Rd.
Irving, TX 75061

Maurice Lefkort

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY

10019-6099

BY EDGAR; FED EX